SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                                   FORM U-6B-2
                           Certificate of Notification

     Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P.
36,620] adopted under the Public Utility Holding Company Act of 1935

     Certificate is filed by: New Century Energies, Inc.

     This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1. Type of the security or securities ("draft," promissory note"): Promissory Notes, i.e. two separate temporary bank guidance loans.
2.   Issue,  renewal or guaranty:
     a)   Issue - temporary  bank guidance  loan.
     b)   Issue - temporary bank guidance loans.
3.   Principal amount of each security:
     a)   $10,000,000
     b) Line of credit established for $75,000,000; presently $54,000,000 is drawn in aggregate and comprised of the following issuance amounts:
          i)   $24,000,000
          ii)  $10,000,000
          iii) $20,000,000
4.   Rate of interest per annum of each security:
     a)   6.2875% fixed rate.
     b) Rates of interest per annum and maturities for the issued amounts are as follows:
          i) $24,000,000 is assessed an 8.5% fixed rate for first five days converting to LIBOR plus .15 until it's final maturity on December 16; 1997;
          ii) $10,000,000 is assessed a 5.9% fixed rate through it's final maturity on December 16, 1997;
          iii) $20,000,000 is assessed a 5.83% fixed rate through it's final maturity on December 16, 1997.
5.   Date of issue, renewal or guaranty of each security:
     a)   $10,000,000 Facility
          i)   Issuance date: November 26, 1997
          ii)  No upstream guaranty available or provided.
     b)   $54,000,000 Facility
          i)   Issuance date: December 4, 1997.
          ii)  No upstream guaranty available or provided.
6.   If renewal of security,  give date of original issue:  Not  applicable.
7.   Date of maturity of each security:
     a)   December 4, 1997
     b)   See 4.b.i.-iii..
8.   Name of the person to whom each security was issued, renewed or guaranteed:
     The Bank of New York.
9.   Collateral given with each security, if any:
     a)   None
     b)   None
10.  Consideration received for each security:
     a)   Interest specified on line 4 plus certain administrative costs.
     b) Interest specified on line 4 and a $200 bid loan fee plus certain administrative costs.
11.  Application of proceeds of each security:
     a) Capital injection into NCE's subsidiary, Public Service Company of Colorado (PSCo), to meet short term working capital needs.
b) Capital injection into PSCo for medium term note retirement; pay off $10,000,000 facility.
12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:
     a) the provisions contained in the first sentence of Section 6(b): (both notes).
     b) the provisions contained in the fourth sentence of Section 6(b): Not applicable.
     c) the provisions contained in any rule of the commission other than Rule U-48: Not applicable.
13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) or the Act granted by the first sentence of
     Section 6(b).

          The Company's capitalization consists of (a) 104,611,200 shares of issued and outstanding common stock and (b) $100,000,000 aggregate principal amount of Loans having a maturity at the time issued of more than nine months, but less than one year (the existing loans). The fair market value of the Company's stock, based on a price quoted on the New York Stock Exchange at the close of trading on December 2, 1997 is $45.125 per share. Five percent (5%) of the sum of the (a) the fair market value of the issued and outstanding shares of common stock of the Company and (b) the aggregate principal amount of Existing loans is equal to $241,029,020.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg. ss. 250.48, P. 36,621] designate the rule under which exemption is claimed.
     Not applicable.

                                          _________________________
                                          New Century Energies, Inc.




                                       By:      /s/ James Steinhilper
                                             ----------------------------


                                     Name:         James Steinhilper
                                             ----------------------------

                                    Title:            Treasurer
                                             ----------------------------

 Date December 11, 1997